Exhibit 12.1

LandAmerica Financial Group, Inc.

Computation of Ratio of Earnings to Fixed Charges and

Combined Fixed Charges and Preferred Stock Dividends

(Dollars in Millions)

	Years Ended December 31,
	2004	2003	2002	2001	2000
Earnings:
Pre-Tax Earnings	$226.1	$296.9	$229.8	$94.2	$(128.2)
Income or Loss from Equity Investees	(13.7)	(16.7)	(10.1)	(3.2)	(0.6)
Minority Interest	2.3	1.5	0.0	0.0	—
Fixed Charges	48.6	31.9	28.1	28.5	28.4
Distributed Income of Equity Investees	11.6	12.7	7.0	3.5	1.5
Minority Interest for which Fixed Charges were Incurred	(2.3)	(1.5)	0.0	0.0	—

Earnings as Adjusted	$272.6	$324.8	$254.8	$123.0	$(98.9)

Fixed Charges:
Interest Costs	$26.3	$13.1	$12.4	$12.8	$13.6
Amortization of Debt Costs	0.5	—	—	—	—
Interest within Rental Expense (1)	21.8	18.8	15.7	15.7	14.8

Total Fixed Charges	$48.6	$31.9	$28.1	$28.5	$28.4

Preferred Stock Dividend Requirements	—	—	—	$0.2	$7.7

Total Fixed Charges and Preferred Stock Dividend Requirements	$48.6	$31.9	$28.1	$28.7	$36.1

Ratio of Earnings to Fixed Charges	5.61	10.19	9.05	4.32	— (2)

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements	5.61	10.19	9.05	4.28	— (2)

(1)	Assumes a 9% interest rate on rental payments.
(2)	In 2000, our earnings were not sufficient to cover our fixed charges and our combined fixed charges and preferred dividend requirements due to non-cash charges of $177.8 million associated with a change in our method of assessing the recoverability of goodwill. The amount of the earnings deficiency to cover our fixed charges was $70.5 million and to cover our combined fixed charges and preferred stock dividends was $62.8 million.